Mr. Robert S. Littlepage

Accountant Branch Chief

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

November 24, 2010

Re. Jackson Hewitt Tax Service Inc.

SEC File No. 1-32215

Comment Letter Dated November 16, 2010

Dear Mr. Littlepage:

This letter is to confirm our telephonic request to extend the due date in the above captioned matter to December 15, 2010.

Should you have any questions, please contact me at (973) 630-0811. I can also be reached by fax at (973) 630-0812. Thank you for your consideration.

Sincerely,

/s/ CORRADO DEPINTO
Corrado DePinto
Chief Accounting Officer